U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check one)                           Commission File Number :  0-13102

[X]  Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For period ended December 31, 1995

     [ ] Transition Report on Form 10-K and Form 10-KSB

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q and Form 10-QSB

     [ ] Transition Report on Form N-SAR

     For the transition period ended __________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________



                             PART I
                     REGISTRANT INFORMATION

Full name of Registrant: The Nostalgia Network, Inc.

Former name if applicable:    N/A

Address of principal executive office (Street and Number): 650
  Massachusetts Avenue, N.W.

City, State and Zip Code:  Washington, D.C. 20001

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                             PART II
                     RULE 12B-25(B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Company and its majority stockholder, Concept Communications, Inc. ("Concept"), are engaged in discussions regarding the nature and extent to which Concept is willing to provide sufficient additional financing to the Company on mutually acceptable terms over the next twelve months. This matter bears directly on the determination as to whether substantial doubt exists concerning the Company's ability to continue as a going concern for a reasonable period of time and on the disclosures to be made in the Annual Report on Form 10-K with respect thereto. Management anticipates that this matter will be resolved within the next fifteen days; however, there can be no assurances that Concept will ultimately commit to provide sufficient additional financing to the Company on mutually acceptable terms over the next twelve months.


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                              - 3 -

                             PART IV
                        OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification.

Martin A. Gallogly                         (202) 289-6633
      (Name)                         (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Company expects to report a net loss for the fiscal year ended December 31, 1995 of $9,476,367, as compared to a net loss of $4,231,177 for the same period in 1994. The increase in net loss is principally attributable to increased programming amortization expense ($3,619,000); increased sales and marketing expenses ($1,446,000); reduced revenues relating principally to reduced time allotted to informercials ($1,185,000); increased finance, general and administrative expenses ($536,000); and increased programming, production and transmission expenses ($415,000). Offsetting these increases were the elimination in 1995 of $2,180,000 of charges incurred in 1994 for library revaluation, relocation costs and litigation settlement.

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                   The Nostalgia Network, Inc.
          --------------------------------------------
          (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 1996           By:________________________________
                                        Martin A. Gallogly
                                        Chief Financial Officer